Mail Stop 4720

July 7, 2009

Colleen Foyo
President
Bhakti Capital Corp.
1560 Calais Dr., Miami, Florida

> **Re:** **Bhakti Capital Corp.**
> **Form 10**
> **Filed June 10, 2009**
> **File No. 000-53695**

Dear Ms. Foyo:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60 day time period, you will be subject to reporting requirements under of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

2. Please revise the Table of Contents and set forth under a separate caption "Risk Factors," the risk factors applicable to you. Please present the information disclosed using bullet points, subcaptions or another more readable format.

Additionally, please note that the purpose of the risk factors section is to discuss the most significant factors that make investment in the company speculative or risky. It is not intended to be a place for the company to offer assurances or to state its inability to offer assurances. In your "Risk Factors" section, you should state the material risks posed by the uncertainties addressed.

3.   Please create a risk factor discussing the low barriers to entry and relative ease with which new competitors may enter the market as a blank check or shell company.

Item 1. Business, page 3

4.   Please expand your disclosure to discuss the organization efforts the company has been engaged in since inception.

Selection of a Target Business and Structuring of a Business Combination, page 6

5.   You state on page 7 that your sole officer and director will only devote a small portion of her time to your operations. Please revise to disclose the approximate amount of time management will devote to the company each week.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 13

6.   On page 14, you state that Colleen Foyo, your President, Secretary, Treasurer and sole director, maintains sole voting and investment control over the shares held by Willowhuasca Wellness, Inc. and as a result, Ms. Foyo is deemed to beneficially own all of the shares of Bhakti Capital. However, on page 4, you state that it is unlikely that your sole shareholder will have an opportunity to evaluate the specific merits or risks of any one or more business combinations and will have no control over the decision-making relating to such business combination. Please explain.

Item 7. Certain Relationships and Related Transactions, page 15

7.   On page 27, you state that the company's shareholder has agreed to pay the company's outstanding accounts payable at May 31, 2009. If applicable, please provide the information required by Item 404 of Regulation S-K in this section.

Exhibits, page 28

8.   We note that you provide two indexes to the exhibits. Please remove one index.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Staff Attorney

CC: By Fax: (509) 351-6244
      Michael H. Hoffman, Esq.
      Law Offices of Michael H. Hoffman, P.A.